SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549





                             FORM 11-K

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          for the fiscal year ended December 31, 1993

          Commission File Number 1-5480


          A.  Full title of the plan and address of the plan:

                       TEXTRON SAVINGS PLAN
                       40 Westminster Street
                  Providence, Rhode Island 02903

          B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                           TEXTRON INC.
                       40 Westminster Street
                  Providence, Rhode Island 02903

     REQUIRED INFORMATION

     Financial Statements and Exhibit

     The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form
     11-K:

     Report of Independent Auditors
     Statement of Net Assets Available for Benefits at December
     31, 1993 and 1992
     Statement of Changes in Net Assets Available for Benefits for each of the two years ended December 31, 1993 and 1992 Notes to Financial Statements
     Schedule I - Assets Held for Investment
     Schedule II - Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets

     The Consent of Independent Auditors is filed as an exhibit to this Annual Report.



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Textron Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.


                                   TEXTRON SAVINGS PLAN


                                   By:     /s/Duncan I. Sutherland
                                           Duncan I. Sutherland
                                           Attorney-in-fact

                                   Date:   June 17,1994

                             Financial Statements
                           and Supplemental Schedules

                              Textron Savings Plan

                    Years ended December 31, 1993 and 1992
                      with Report of Independent Auditors

                              Textron Savings Plan

                             Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1993 and 1992



                                    Contents



Report of Independent Auditors                                        1

Audited Financial Statements

Statement of Net Assets Available for Benefits, December 31, 1993     2
Statement of Net Assets Available for Benefits, December 31, 1992     3
Statement of Changes in Net Assets Available for Benefits,
     December 31, 1993                                                4
Statement of Changes in Net Assets Available for Benefits,
     December 31, 1992                                                5
Notes to Financial Statements                                         6

Supplemental Schedules

Schedule I--Assets Held for Investment                               14
Schedule II--Transactions or Series of Transactions in Excess of 5%
     of the Current Value of Plan Assets                             16



<page 1>
                         Report of Independent Auditors



The Benefits Committee
Textron Savings Plan



We have audited the accompanying statements of net assets available for benefits of the Textron Savings Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.


Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.







                                        /s/ Ernst & Young

New York, New York
May 6, 1994
<page 2>

                                           Textron Savings Plan

                             Statement of Net Assets Available for Benefits

                                                December 31, 1993

                                                        Fund        Fund        Fund      Fund
                                                         A             B           C         H      Loans         Total
                                                                      (in thousands)
Assets
Investments, at market (Note 5):
  Textron Inc. common stock                         $923,438     $     -     $     -     $   -      $   -    $  923,438
  U.S. Government securities                               -           -      33,967         -          -        33,967
  Equity index fund                                        -      63,627           -         -          -        63,627
  Short-term investments                               1,432          10      15,726        22          -        17,190
                                                     924,879      63,637      49,693        22          -     1,038,222
Guaranteed insurance contracts, at contract value          -           -     132,361         -          -       132,361
Total investments                                    924,879      63,637     182,054        22          -     1,170,583

Receivables:
  Investment income                                    4,921           -         370         -          -         5,291
  Interfund                                                -         395           -         -          -           395
  Loans                                                    -           -           -         -         76            76
  Other                                                  456          39          10         -          1           506
Total Receivables                                      5,377         434         380         -         77         6,268
Total Assets                                         930,247      64,071     182,434        22         77     1,176,851

Liabilities
Payables:
  Contributions                                        1,077          86         330         -          -         1,493
  Interest                                               208           -           -         -          -           208
  Investments purchased                                  815          10           -         -          -           825
  Interfund                                              388           -           7         -          -           395
                                                       2,488          96         337         -          -         2,921

Senior note (Note 6)                                  29,595           -           -         -          -        29,595
Total liabilities                                     32,083          96         337         -          -        32,516
Net assets available for benefits                   $898,164     $63,975    $182,097       $22        $77    $1,144,335

<page 3>

                                                  Textron Savings Plan

                             Statement of Net Assets Available for Benefits

                                                    December 31, 1992

                                                        Fund        Fund        Fund      Fund
                                                         A             B           C         H      Loans         Total
                                                                      (in thousands)
Assets
Investments, at market (Note 5):
  Textron Inc. common stock                         $749,432     $     -       $   -     $   -      $   -    $  749,432
  U.S. Government securities                               -           -      37,553         -          -        37,553
  Equity index fund                                        -      52,167           -         -          -        52,167
  Short-term investments                               1,662           1      16,599         2          -        18,264
                                                     751,094      52,168      54,152         2          -       857,416
Guaranteed insurance contracts, at contract value          -           -     125,082         -          -       125,082
Total investments                                    751,094      52,168     179,234         2          -       982,498

Receivables:
  Investment income                                    4,695           -         239         -          -         4,934
  Interfund                                                -         496           -         -          -           496
  Loans                                                    -           -           -         -        154           154
  Other                                                   14          17          23         -          -            54
Total Receivables                                      4,709         513         262         -        154         5,638
Total Assets                                         755,803      52,681     179,496         2        154       988,136

Liabilities
Payables:
  Contributions                                        1,305         145         227         -          -         1,677
  Interest                                               319           -           -         -          -           319
  Employee withdrawals                                   186         469       1,542         1          -         2,198
  Investments purchased                                1,854           -           -         -          -         1,854
  Interfund                                              363           -         133         -          -           496
                                                       4,027         614       1,902         1          -         6,544

Senior note (Note 6)                                  44,995           -           -         -          -        44,995
Total liabilities                                     49,022         614       1,902         1          -        51,539
Net assets available for benefits                   $706,781     $52,067    $177,594        $1       $154      $936,597

<page 4>

                                                  Textron Savings Plan

                    Statement of Changes in Net Assets Available for Benefits

                                                    December 31, 1993

                                                        Fund        Fund        Fund      Fund
                                                         A             B           C         H      Loans         Total
                                                                                (in thousands)

Contributions, net:
  Employee                                         $  49,291     $ 9,989    $ 11,690       $ -        $ -   $    70,970
  Employer                                            21,411           -           -         -          -        21,411
                                                      70,702       9,989      11,690         -          -        92,381

Repayment of loans                                        12          34          33         -       (79)             -

Investment income:
  Dividends                                           21,029           -           -         -          -        21,029
  Interest                                                 -           -      12,043         -          7        12,050
  Short-term and equity index funds                       36           -         540         -          -           576
                                                      21,065           -      12,583         -          7        33,655

Increase in unrealized appreciation of
  investments held                                   161,627       3,458         787         -          -       165,872
Realized appreciation on stock distributed,
  sold or forfeited                                   57,481       2,160          85         -          -        59,726
                                                     310,887      15,641      25,178         -       (72)       351,634

Employee withdrawals                               (110,758)     (5,673)    (23,388)         -        (5)     (139,824)
Employee transfers                                   (4,912)       2,025       2,866        21          -             -
Employee forfeitures                                 (2,187)           -           -         -          -       (2,187)
Interest expense                                       (996)           -           -         -          -         (996)
Administrative expenses                                (651)        (85)       (153)         -          -         (889)
                                                   (119,504)     (3,733)    (20,675)        21        (5)     (143,896)
Net increase (decrease)                              191,383      11,908       4,503        21       (77)       207,738

Net assets available for benefits:
  Beginning of year                                  706,781      52,067     177,594         1        154       936,597
  End of year                                       $898,164     $63,975    $182,097       $22        $77    $1,144,335

<page 5>

                                                  Textron Savings Plan

                   Statement of Changes in Net Assets Available for Benefits

                                                    December 31, 1992

                                      Fund           Fund          Fund         Fund        Fund
                                       A                B             C            D           H        Loans          Total


Contributions, net:
  Employee                       $  43,485        $ 9,095      $ 13,283       $    -         $ -          $ -       $ 65,863
  Employer                          24,233              -             -            -           -            -         24,233
                                    67,718          9,095        13,283            -           -            -         90,096

Repayment of loans                      69            140           172            -           -        (381)              -

Investment income:
  Dividends                         19,148              -             -            -           -            -         19,148
  Interest                               -              -        11,951          180           2           27         12,160
  Short-term and equity
   index funds                          40              2           887            -           -           -             929
                                    19,188              2        12,838          180           2           27         32,237

Increase in unrealized
  appreciation of investments
  held                              53,038          2,053           200            -           -            -         55,291
Realized appreciation on stock
  distributed, sold or forfeited    31,368          1,660             -            -           -            -         33,028
                                   171,381         12,950        26,493          180           2        (354)        210,652

Employee withdrawals              (79,835)        (4,942)      (20,222)        (315)        (88)         (27)      (105,429)
Employee transfers                 (2,517)          2,642         9,209      (9,420)          86            -              -
Employee forfeitures               (2,322)              -             -            -           -            -        (2,322)
Interest expense                   (1,770)              -             -            -           -            -        (1,770)
Administrative expenses              (142)           (20)          (36)            -           -            -          (198)
                                  (86,586)        (2,230)      (11,049)      (9,735)         (2)         (27)      (109,719)
Net increase (decrease)             84,795         10,630        15,444      (9,555)           -        (381)        100,933

Net assets available for benefits:
  Beginning of year                621,986         41,437       162,150      (9,555)           1          535        835,664
  End of year                     $706,781        $52,067      $177,594            -          $1         $154       $936,597

<page 6>

                              Textron Savings Plan

                         Notes to Financial Statements

                           December 31, 1993 and 1992


1.  Description of Plan


The Textron Savings Plan (the "Plan") is an employee stock ownership plan. For a description of the Plan, refer to the Summary Plan Description that is on file with the Department of Labor and available at the Human Resources office of Textron Inc. ("Textron").


2.  Significant Accounting Policies


Investments


The Plan is administered under the terms of a trust agreement, dated May 1, 1989, with Bankers Trust Company (the "Trustee").


The Plan allows employee contributions to be invested in Fund A, B, or C, based on the election of the employee. The employee must contribute at least 50% to Fund A. Fund H is available to any participant who has attained age 55 and completed ten years of Textron service. Employer contributions are entirely invested in Fund A.


Fund A is invested entirely in Textron Common Stock that is either purchased by the Trustee or contributed by Textron. Fund B is invested in Bankers Trust Company's (the Trustee) Equity Index Fund, which is a portfolio of common stocks constructed with the objective of providing investment results that approximate the overall performance of the common stocks included in the Standard & Poors Corporate Index of 500 stocks.


The above mentioned funds are invested in their respective type of security except during an administrative period when small amounts may be invested in short-term securities or held uninvested.


Fund C may be invested in bonds, notes, debentures, government obligations, insurance contracts, short-term securities, money market instruments and other fixed income instruments at the discretion of the Textron Inc. or an investment manager designated by Textron.


<page 7>
                              Textron Savings Plan

                   Notes to Financial Statements (continued)


2.  Significant Accounting Policies (continued)


Fund D, which was merged into Fund C effective March 31, 1992, was primarily invested in annuity contracts with life insurance companies. Fund D, which was available to former participants of the Incentive Savings Plan for Salaried Employees of Avco Corporation ("Avco-ISP"), was for distributions only. The Avco-ISP was merged into the Plan as of December 31, 1985. Only former Avco-ISP participants who chose at January 1, 1984, to have their retirement income plan amounts transferred to Fund D were participants in such fund.


Fund H is invested in the trustee's Short-term Investment Fund, which is a portfolio of short-term instruments, primarily demand master notes, certificates of deposit, and commercial paper.


At December 31, 1993, there were approximately 30,700 participants in Fund A, 11,400 in Fund B, 15,900 in Fund C and 2 in Fund H.


Textron common stock is valued at the New York Stock Exchange closing price on the last business day of the Plan year. U.S. Government securities are valued at fair value as determined by quoted market price. The Equity Index Fund is valued at the redemption price established by the fund's trustee which is generally based on the fair value of the underlying assets. The Short-term Investment Fund, sponsored by the trustee, includes pooled temporary investments and is stated at cost which approximates market value. Insurance contracts are valued at contract value that represents contributions made, plus accrued interest, less funds used to pay employee withdrawals and administrative expenses.


Investment income is recorded as earned on an accrual basis. Dividends, interest and other distributions received by the Plan are reinvested in the fund in which earned.


<page 8>
                              Textron Savings Plan

                   Notes to Financial Statements (continued)



2.  Significant Accounting Policies (continued)


Changes in unrealized gains on investments in Funds A, B and C were calculated as follows:

                                  Fund A     Fund B     Fund C    Total
                                             (In Thousands)
12/31/91 unrealized gains         $256,959   $ 16,650   $   -     $ 273,609
12/31/92 unrealized gains          309,997     18,703      200      328,900
1992 change in unrealized gains   $ 53,038$     2,053   $  200    $  55,291

12/31/92 unrealized gains         $ 309,997  $ 18,703   $200       $ 328,900
12/31/93 unrealized gains           471,624    22,161    987         494,772
1993 change in unrealized gains   $ 161,627  $  3,458   $787       $ 165,872

Fair Value of Insurance Contracts


The fair values presented in Note 8 are estimates of the fair values of the insurance contracts at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Plan could realize or settle currently. The Plan does not necessarily intend to dispose of or liquidate such instruments prior to maturity. See Note 8 for further information about fair values of financial instruments.


Contributions


Participants of the Plan are entitled to elect compensation deferrals within the limits prescribed by Section 401(k) of the Internal Revenue Code (the "Code"). Contributions from employees and employee compensation deferrals, which are matched 50% by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants' wages. The total of the matching contributions (net of employee forfeitures) made by Textron is limited by the Textron Board of Directors to $40 million for any calendar year. For the years ending December 31, 1993 and 1992, employee contributions included rollovers of approximately $1 million and $3.8 million, respectively.

<page 9>

                              Textron Savings Plan

                   Notes to Financial Statements (continued)



2.  Significant Accounting Policies (continued)


Textron makes contributions to the Plan based on estimated contribution levels. In addition, Textron may make, at its own discretion, additional contributions. To the extent actual contributions by the participants differ from estimated contributions, a contribution receivable or payable from Textron will result. All forfeitures arising out of a participant's termination of employment for reasons other than retirement, disability or death, are used to reduce future Textron contributions. Textron's contributions are also reduced by the market value of any excess shares that are released as a result of the loan payment (see Note 5). For the years ending December 31, 1993 and 1992, employer contributions were reduced by approximately $10.7 million and $5.5 million, respectively.


Additional contributions may be required by Textron to fund debt service payments on the senior note (see Note 6).


Administrative Expenses


All administrative expenses of the Plan were paid by Textron through September 30, 1992. Effective October 1, 1992, such expenses are paid by the Plan.


3.  Unit Valuation


Plan equity is reported on a unit valuation basis except for Fund A, which is reported on a per share basis. Unit values are determined by dividing the Plan equity in each fund by the number of fund units outstanding.


At December 31, 1993, the number of units outstanding and the values for each unit were:


                                 Number of Units        Value per unit

     Fund
     B                            63,974,337           2.908502672
     C                           182,097,452           1.961163783
     H                                21,370           1.595634070


<page 10>
                              Textron Savings Plan

                   Notes to Financial Statements (continued)


4.  Benefits


In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her accounts to the extent then vested shall become distributable. Distributions of more than forty whole shares of Textron stock shall be in the form of Textron Common Stock. Distributions of forty or less whole shares of Textron Common Stock shall be in the form of cash unless the participant or beneficiary expressly requests Textron Common Stock. All other distributions shall be in the form of cash. An account will be distributed in a single payment if the value of the account is less than $3,500 when the account first becomes distributable. If the value of the account is $3,500 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. However, current federal law requires Textron to begin to distribute accounts by April 1 of the year following the year in which the participant reaches age 70 1/2. A participant is always vested in those portions of his or her account attributable to his or her own contributions and compensation deferrals and to discretionary contributions by Textron. Employees of discontinued operations become fully vested upon approval of the Administrative and Management Committee. The Plan provides for full vesting of a participant's plan account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron. Textron's 50% matching contributions vest based on the length of participation in the Plan as follows:


                                                    Ownership
        Months of Participation                      Interest
24 months but less than 36 months                       25%
36 months but less than 48 months                       50%
48 months but less than 60 months                       75%
60 months or more                                      100%


A separate account is maintained for each participant and is increased monthly by (a) the participant's contributions and compensation deferrals, (b) Textron's 50% matching contribution, and annually by the pro rata share of additional discretionary contributions made by Textron, if any, and (c) the pro rata share of income.


While Textron has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his or her separate account.


<page 11>
                              Textron Savings Plan

                   Notes to Financial Statements (continued)



5.  Unallocated Shares


During 1989, coincident with the conversion of the Plan to an employee stock ownership plan, the Plan purchased from Textron Inc. 3,652,969 shares of Textron Common Stock with the proceeds of a $100 million bank loan (see Note
6). Such shares of Textron Common Stock are released for allocation to the accounts of participants as the loan is repaid. The Plan makes loan repayments with dividends received on unallocated shares and certain other shares and contributions received from Textron. Unallocated shares are collateral for the loan. The value of the Textron Common Stock allocated as matching contributions and dividends will be the average fair market value for the period the shares are allocated to the participants' accounts, even though the shares may have been purchased earlier at a different value as part of a block purchase made by the Trustee. At December 31, 1993, Fund A includes 954,485 shares with a market value of $55,598,772 and a cost of $26,129,013 (1,472,109 shares with a market value of $65,877,000 and a cost of $40,299,000 at December 31, 1992) that remain unallocated.


6.  Senior Note


The Plan has a senior note payable to a bank that is guaranteed by Textron.
The note is payable in quarterly installments beginning April 1, 1992, and bears interest at 85% of either the lower of the Eurodollar rate or a base rate. Such rate was 2.82% and 2.72% at December 31, 1993, and December 31, 1992, respectively. The note is prepayable in whole or in part on any interest payment date without penalty.


Required payments during the next five years on the senior note outstanding at December 31, 1993, are as follows:


                                                 (In thousands)

     1994                                        $15,400
     1995                                         14,195
                                                 $29,595


<page 12>
                              Textron Savings Plan

                   Notes to Financial Statements (continued)



7.  Participant Loans


The Textron Capital Accumulation Plan and the Textron Capital Accumulation Plan for Hourly Employees (collectively, "TCAP") were merged into the Plan effective May 1, 1989. The TCAP, prior to their merger into the Plan, allowed participants to receive loans from their pre-tax contribution accounts.
Because the Plan does not provide for participant loans, no new loans were made to former TCAP participants after April 30, 1989. Existing loans must be repaid with interest to the participant's pre-tax contribution account. The loan repayments and related interest will be invested in the investment funds in the same manner as the optional contributions to the Plan the participant is then making. If the participant is not then making contributions to the Plan, the loan payments will be invested in Fund C.


8.  Investments


Investments that represent 5% or more of the fair value of the Plan's net assets available for benefits at December 31, 1993, are as follows:


                                                 (In thousands)

     Textron Inc. Common Stock*                  $  923,438
     Equity Index Fund*                          $   63,627

* Indicates party-in-interest to the Plan.


Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (FAS 107), requires disclosure of fair value information about all financial instruments held or owned by a plan except for certain excluded instruments and instruments for which it is not practicable to estimate fair value. Note 2 describes the methods and assumptions used in determining the fair value of all Plan investments except insurance contracts.


The estimated fair value of the Plan's investment in guaranteed insurance contracts was determined by discounted cash flow analyses using U.S. Treasury note interest rates with maturities similar to the remaining terms of the guaranteed insurance contracts. The estimated fair value of such contracts was approximately $136,738,000.


<page 13>
                              Textron Savings Plan

                   Notes to Financial Statements (continued)



9.  Income Tax Status


The Internal Revenue Service (IRS) has ruled that the Plan qualifies under
Section 401(a) of the Internal Revenue Code (the Code) and that the related trust is therefore exempt from federal income taxes under the provision of
Section 501(a) of the Code. In addition, the IRS has ruled that the plan qualifies as an Employee Stock Ownership Plan under Section 4975(e)(7) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Textron is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.



<page 14>

                            Supplemental Schedules
                              Textron Savings Plan

                     Schedule I--Assets Held for Investment

                               December 31, 1993


                                     Number        Cost/
                                     of Shares     Contract
                                     or Units      Value           Market
                                            (In Thousands)


Fund A
Textron Inc. Common Stock*          15,853      $ 451,814     $ 923,438
Short-term Investment Fund*                         1,432         1,432
Total Fund A                                    $ 453,246     $ 924,870

Fund B
Equity Index Fund*                       64     $  41,466     $  63,627
Short-term Investment Fund*                            10            10
Total Fund B                                    $  41,476     $  63,637

Fund C
Guaranteed Insurance Contracts:
  Metropolitan Life Ins. Co.
    Matures 6/30/98; 4.6%            15,213     $  15,213     $  14,888
Prudential Asset Management
  Matures 12/31/93; 9.27%             7,764         7,764         7,764
  Matures 7/31/95; 5%                 2,142         2,142         2,169
  Matures 7/31/97; 6.3%               9,809         9,809        10,274
  Matures 9/10/96; 4.18%             10,126        10,126        10,029
NY Life Insurance Co.
  Matures 7/31/94; 8.95%              5,361         5,361         5,543
  Matures 7/31/95; 9.05%              5,378         5,378         5,806
  Matures 3/31/97; 7.7%               6,264         6,264         6,838
  Matures 7/31/96; 5.65%              6,484         6,484         6,672
  Matures 9/9/98; 5.2%               10,158        10,158        10,182
Aetna
  Matures 5/1/95; 9.12%              22,043        22,043        23,040
John Hancock Mutual Life Ins. Co.
  Matures 1/3/95; 8.14%              11,377        11,377        11,908
  Matures 1/2/96; 8.36%              10,174        10,174        11,058

<page 15>

                              Textron Savings Plan

              Schedule I - Assets Held for Investment (continued)

                               December 31, 1993


                                       Number      Cost/
                                       of Shares   Contract
                                       or Units    Value       Market
                                              (In Thousands)

Fund C (continued)
  Mass Mutual Life Ins. Co.
  Matures through 1/31/97; 6.11%          10,068     10,068     10,567

Government Obligations:
  Federal National Mortgage Association:
  Matures 9/25/01; 6.4%                    3,000      2,950      3,062
  Matures 9/25/07; 5.8%                    5,695      5,698      5,759
  Matures 10/25/13; 5.5%                   8,000      7,830      8,062
  Matures 4/25/17; 6.5%                    9,000      8,999      9,217
Federal Home Loan Mortgage Corp.
  Matures 2/15/01; 6.65%                   2,000      1,968      2,048
  Matures 3/15/13; 7.0%                    2,000      1,963      2,060
  Matures 2/15/17; 5.5%                      698        680        698
  Matures 12/15/19; 6.5%                   3,000      2,892      3,061

Short-term Investment Fund*                          15,726     15,726
Total Fund C                             165,754  $ 181,067  $ 186,431

Fund H
Short-term Investment Fund*                       $      22  $      22
Total Fund H                                      $      22  $      22

Total all funds                                   $ 675,811  $1,174,960

Loans
Loans Receivable (9.5% - 11%)                  9  $      76 $       76
 *  Indicates party-in-interest to the Plan.

<page 16>

                                             Textron Savings Plan

          Schedule II--Transactions or Series of Transactions in Excess of 5%
                                      of the Current Value of Plan Assets

                                         Year ended December 31, 1993

                                                                                      Current Value
                                                          Purchase  Selling   Cost of    Transaction
Identity of Party       Description                        Price     Price    Assets         Date     Net Gain

Category (iii)--series of transactions in excess of 5% of plan assets

Textron Inc.*           Fund A--purchase of 1,423 shares
                        of Textron Inc. common stock in
                        334 transactions                  $ 86,522            $ 86,522  $ 86,522

Bankers Trust Company*  Fund A, C, H--purchase of 120,521
                        units of Bankers Trust Pyramid
                        Directed Account Cash Fund in
                        257 transactions                  120,521             120,521   120,521

                        Fund A, C, H--sale of 121,595
                        units of Bankers Trust Pyramid
                        Directed Account Cash Fund in 306
                        transactions                                121,595   121,595   121,595

There were no category (i), (ii) or (iv) reportable transactions during the year.

*Indicates party-in-interest to the Plan.
